Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: May 15, 2023

[The following is the transcript of a conference call conducted by ONEOK, Inc. (“ONEOK”) and Magellan Midstream Partners, L.P. (“Magellan”) at 8:30 a.m. Eastern Time on May 15, 2023, regarding the proposed merger between ONEOK and Magellan.]

ONEOK, Inc. and Magellan

Midstream Partners, L.P. Merger

Call Edited Transcript

Monday, May 15th, 2023

1

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

PARTICIPANTS IN THE SOLICITATION:

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023, and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post-Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward- looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This transcript has been edited by ONEOK, Inc. It is generally consistent with the original conference call transcript. For a replay of the Investor Conference Call, please listen to the webcast presentation posted on www.oneok.com under the headings “Investors,” “Events & Presentations” or Magellan’s website at www.magellanlp.com.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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CORPORATE PARTICIPANTS

Andrew Ziola – VP of Investor Relations

Pierce Norton – President & Chief Executive Officer, ONEOK

Walt Hulse – Chief Financial Officer

Aaron Milford – President and Chief Executive Officer, Magellan

Transcript

Operator

Good morning, and welcome to the ONEOK to acquire Magellan Midstream Partners Conference Call and Webcast. All participants will be in a listen-only mode for the duration of the call. And should you need any assistance at that time, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star one on your telephone keypad. And to withdraw your question, please press star than two. Please note that this event is being recorded today.

I would now like to turn the conference over to Andrew Ziola, Vice President of Investor Relations. Please go ahead, sir.

Andrew Ziola

Thank you, Joe and good morning, everyone. Thank you for joining today’s call to discuss last night’s announcement of ONEOK acquiring Magellan Midstream Partners. Along with our press release, we provided a presentation deck for this call on both ONEOK and Magellan’s IR websites that describe the highlights of the announced transaction. A replay of this call will be made available as soon as it’s available.

Our speakers today will be Pierson Norton, ONEOK’s Chief Executive Officer; Aaron Milford, Magellan’s Chief Executive Officer; and Walt Hulse, ONEOK’s Chief Financial Officer and Executive Vice President Investor Relations and Corporate Development.

Statements made during this call that might include ONEOK’s and Magellan’s expectations or predictions, including this transaction should be considered forward-looking statements, and are covered by the Safe Harbor Provision of the Securities Act of 1933 and 1934. Actual results could differ materially from those projected and forward-looking statements. Please refer to the legal disclosures in the press release, and on page 2 and 3 of the presentation, as well as a discussion of factors that could cause actual results to differ in our SEC and regulatory filings.

After our prepared remarks, management will be available to take your questions. A reminder for Q&A, we ask that you limit yourself to one question in order to fit in as many of you as we can.

With that, I’ll turn the call over to Pierce.

Pierce Norton

Thanks, Andrew and good morning, everyone. Thank you for joining us.

Let me start by saying this transaction combines two great companies with two great workforces. I want to thank both of our company’s employees who have enabled these companies to become what they are today. I’m looking forward to seeing what these two groups of employees can do together.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Today is truly a historic day for both of our companies as we have announced a definitive merger agreement to acquire all outstanding units of Magellan Midstream Partners in a cash and stock transaction valued at $18.8 billion, combining the premier midstream energy infrastructure businesses of ONEOK and Magellan with a total enterprise value of $60 billion. ONEOK, a member of the S&P 500, has a long history and track record of being at the forefront of transformational transactions, especially in the last 20 years. In 2004 and 2006, ONEOK made a series of transactions marking its entry into the Master Limited Partnership structure, acquiring interstate pipelines, and gathering and processing businesses in the Williston Basin by purchasing Northern Border Partners, which became ONEOK Partners, setting the company up for what would become a transformational platform for exponential growth.

In 2005, ONEOK acquired the natural gas liquids businesses from Koch Industries that created our NGL business segment with assets and systems that linked the NGL supply in the midcontinent with the Conway and Mount Belvieu market centers. This acquisition was followed by significant organic growth creating natural gas liquids connectivity from the Canadian border all the way to the Texas Gulf Coast.

In 2014, ONEOK spun out its regulated natural gas utility business resulting in a more efficient and flexible capital allocation and growth strategy. In 2017, ONEOK merged with ONEOK Partners, resulting in a simpler corporate structure with broader access to the capital markets and supporting future growth.

And now in 2023, this announced transaction introduces two additional platforms, refined products and crude oil transmission, further diversifying our business mix in generating incremental free cash flow to provide more flexibility for capital allocation to return more value to our shareholders. This transaction marks the fifth transformative transaction in the past 20 years. Each of these transactions were contemplated from the standpoint of looking through the lens of what’s next and finding opportunities in sustainable businesses for future growth.

This acquisition continues the legacy of ONEOK in finding new platforms then finding future organic growth opportunities to create value for its stakeholders, and specifically for the shareholders. We said before that we have a high bar for M&A and this transaction clears that bar. Our intentional and disciplined approach has resulted in growing ONEOK through this accretive and diversifying transaction. The addition of new business lines and diversification of cash flows will improve the resiliency of our businesses and provide new growth opportunities.

Included in our presentation are the benefits to both ONEOK shareholders and Magellan unit holders that I will briefly discuss, and then I’ll pass the call on to Aaron who will provide his perspective on the transaction. And then, Walt will take you through the transaction terms and financial benefits.

As we point out in the press release, there are four key points to highlight for the rationale of this transaction. First off, this deal will combine two premier and diversified energy infrastructure businesses, with top tier, industry leading returns on invested capital that generate significant and diverse free cash flow. Adding Magellan’s stable, primarily demand driven fee based business to ONEOK will create an even more resilient energy infrastructure company designed to generate stable cash flows through various commodity cycles.

Number two, this transaction will provide immediate financial benefits including cost, operational and tax synergies, and is expected to be financially accretive. Walt will provide more details on the financial specifics in a moment.

And three, we believe this is a compelling, long-term value proposition to current and future investors driven by a consistent and disciplined capital allocation philosophy. The combined company is expected to generate significant average annual free cash flow after dividends and growth capital and we will remain committed to growing EPS and the dividend by reinvesting available cash into high return, organic growth projects. As we said in our recent earnings call, we will continue to pay a highly attractive dividend while targeting a dividend payout ratio of less than 85%. Other uses for capital will be debt reduction and/or share repurchases.

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May 15, 2023 at 8:30 a.m. Eastern

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Number four, on a combined basis, we’ll own nearly 50,000 miles of pipeline assets primarily in the central US of which are 25,000 miles of liquids oriented pipelines. As a result, we see value and significant potential for enhanced customer product offerings and export opportunities. Given ONEOK’s and Magellan’s assets and operational expertise, we have forecasted at least $200 million of base annual synergies and believe that the activities could result in a total annual synergies of exceeding $400 million within the next two to four years.

What is also important to point out by combining our companies, it’s not just the high quality assets, but brings together two companies and employee workforces that share a commitment and a culture of safe, reliable and sustainable operations, and involvement in the communities where we work and live. The transaction is subject to approval by both ONEOK shareholders and Magellan unit holders, regulatory clearance and other customary closing conditions with the expectation of closing in the third quarter of 2023.

I’m pleased to report that the transaction has been unanimously approved by the Board of Directors of both ONEOK and Magellan. I want to thank Aaron and his team for the hard work. We see tremendous value for ONEOK shareholders and Magellan unit holders in combining our two organizations to become part of a leading North American diversified infrastructure company across the hydrocarbon value chain and look forward to welcoming Magellan employees to becoming a part of ONEOK.

I’ll now turn the call over to Aaron to provide his perspective on the transaction announcement.

Aaron Milford

Thank you, Pierce. I’m pleased to be with you today to address Magellan’s view on this next logical step for our company.

For those who have followed Magellan, you know that we have remained focused on safe and responsible operations, financial discipline, and long term investor value throughout our more than 20 years as a public company, and I can assure you those priorities remain important to us today. As Pierce noted, we believe ONEOK shares these same priorities, and we are pleased to join them in creating a stronger, more diversified midstream company, with more opportunities that neither of us could pursue on our own.

I believe our ultimate goal is to deliver value for our investors and to consider all opportunities to unlock incremental value. We believe the premium value offered as part of this transaction, along with the combined company’s prospects for the future will do just that. While the MLP structure has been beneficial for Magellan and our unit holders, we’ve always been open minded to considering organizational alternatives that we believe would enhance value. We have also through the years explored possible ways to diversify our portfolio in order to enhance our growth opportunities, and create an even more resilient business. We believe this transaction accomplishes these goals.

As part of our process, we carefully considered, among other things, the tax implications of this transaction and the impact on Magellan unit holders. We recognize this transaction will be a taxable event for Magellan’s unit holders and understand the tax impact could be quite meaningful, especially for the investors who have been with us a long time. Ultimately, we believe the value opportunity more than offsets this tax impact, and we negotiated a cash and stock transaction to ensure unit holders will have cash available to meet any tax obligations. At an implied price of $67.50 per Magellan unit, the transaction values Magellan at a 22% premium to the closing price of Magellan units on Friday, May 12, the last trading day prior to this announcement.

Beyond the implied premium in cash consideration, however, the transaction also provides Magellan unit holders with the opportunity to participate in future upside through approximately 23% ownership of the combined company. The combined company’s greater scale in earnings diversity positions it for growth and value creation across industry cycles, and as the broader energy economy continues to evolve.

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May 15, 2023 at 8:30 a.m. Eastern

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The combined company will also remain committed to returning significant capital to shareholders; a key priority for Magellan. Although in the near term dividends will be somewhat less than the amount of Magellan unitholders had been receiving, importantly the combined organization will have both an attractive yield and enhanced prospects for growth and, therefore, more long term dividend upside.

In addition, the combined company may also return capital to shareholders through share repurchases. We were pleased that Magellan unit holders will be able to continue receiving compelling quarterly cash dividends, while also benefiting from the upside potential of an even stronger and more diversified combined organization.

I’d like to thank our talented team for their hard work and dedication to our customers and our company. As Pierce previously mentioned about both of our workforces, our people are the foundation of our success and one of our competitive advantages, and I know they will capitalize on the opportunities provided to them for growth and development as part of the ONEOK team. Bottom line, Magellan’s board and management share ONEOK’s confidence in the future of our combined companies. We believe joining our companies together will create a stronger, more diversified, resilient business to serve the essential energy needs of our nation and create long term value for our investors.

Magellan looks forward to working with the entire ONEOK team to achieve a smooth path to closing and integration at the appropriate time. Until then, we will operate as two separate companies and remain focused on safe operations and delivering value for our investors.

I’ll now turn the call over to Walt to address more of the financial components of the transaction.

Walt Hulse

Thank you, Pierce and Aaron. As we detailed in the press release, ONEOK will acquire all the outstanding units of Magellan in a cash and stock transaction valued at approximately $18.8 billion, including assumed debt of $5 billion, resulting in a combined company with a total enterprise value of approximately $60 billion. The consideration mix is 63% stock and 37% cash and it’s supported by a fully committed bridge facility. We expect to permanently finance the transaction primarily through a notes offering prior to closing.

Total consideration for each Magellan unit will be $67.50 consisting of $25 in cash and 0.667 shares of ONEOK common stock based on ONEOK’s May 12 closing price of $63.72. This represents a premium of 22% to Magellan’s closing price, and 22% to its 20-day volume weighted average price as of May 12, 2023. This transaction is expected to be earnings per share accretive in 2024 with EPS accretion of 3% to 7% per year, expected from 2025 through 2027, and free cash flow per share accretion averaging more than 20% annually from 2024 through 2027.

From a tax perspective, ONEOK expects to benefit from the step up in Magellan basis from the transaction, thus deferring the expected impact of the new corporate alternative minimum tax from 2024 to 2027. The benefit from the base step up has an estimated total value of approximately $3 billion, which has an estimated net present value of approximately $1.5 billion. Utilization of the expected tax attributes could increase if additional capital projects are put into service or acquisitions are completed, which may increase the NPV of the future tax deferrals.

The combined company is expected to experience a step change in free cash flow after dividends and growth capital by generating an average annual amount of approximately $1 billion in the first four years following the expected transaction close. The increase in free cash flow will provide additional cash for debt reduction, growth capital, and value return to shareholders through dividends and/or repurchasing shares. We would expect the total combined adjusted EBITDA to approach $6 billion in 2024 with stable and growing volumes from our base businesses among our five business segments.

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May 15, 2023 at 8:30 a.m. Eastern

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The combined company expects pro forma 2024-year-end net debt-to-EBITDA of approximately 4 times. We expect leverage to decrease below 3.5 times by 2026 as future growth projects are placed in service. Excluding certain large projects that have not yet received final investment decision from the expected net debt to EBITDA calculation would accelerate the timeframe to achieve 3.5 times by approximately one year.

Pierce, that concludes my remarks.

Pierce Norton

Thank you, Walton. Thank you, Aaron.

Before we move on to the Q&A session, I want to summarize how compelling this transaction is to generate long term value for both ONEOK shareholders and Magellan unit holders. Our shared deep commitment to our values and our culture of operating our assets safely, reliably and in an environmentally responsible manner remains. This transaction introduces two new platforms to ONEOK, which diversifies our earnings stream and generates robust free cash flow to return value to shareholders. We will continue to focus on industry leading returns on invest capital; execute on high return organic growth projects, large and small; maintain our strong balance sheet; pay a highly attractive dividend; and be intentional and disciplined with future merger and acquisition opportunities.

And finally, our expanded products platform will present further opportunities in our core businesses, as well as enhance our ability to participate in the ongoing energy transformation with an increased presence in sustainable fuel and hydrogen corridors. We’re excited about the future of our combined companies and look forward to welcoming Magellan’s well respected employees to ONEOK.

With that, I’ll turn the call back to Andrew.

Andrew Ziola

Thank you, Pierce. That concludes our prepared remarks. We’re now ready for questions. Keep in mind that we do have a full queue, so please limit yourself to one question. Operator, please open the lines and begin with the first question.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question and answer session. And as a reminder, to ask a question, you may press star one on your telephone keypad. If you’re using a speakerphone, please pick up your handset before pressing the keys. And to withdraw a question, please press star then two. We will now take our first question which will come from Michael Blum with Wells Fargo. Please go ahead with your question.

Michael Blum

Thanks. Good morning, everyone. Thanks for taking my question. I’m wondering if you can provide some more details on what exactly is going to drive that the $200 million up to $400 million of synergies? Is this cost synergies, commercial, both? Anything you could do to give us a little more detail on that’d be great. Thank you.

Pierce Norton

Okay, thanks, Michael. The way that we’re going to produce these synergies is by focusing on what I would call the process that’s going to produce the desired outcomes that we’re looking for. We’re going to create a dedicated team to develop a map of what has already been identified in the synergies, and more importantly, what was going to be identified in the future. This map that we’re going to create is actually going to serve its purpose to holding us accountable to deliver the synergies.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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So there’s two main categories, and you basically mentioned those. The first one is overhead cost. If you’ve looked at the studies of deals that are basically this size, the average savings is around 25% of the total combined G&A cost. In our case, what we’ve assumed is actually half of that number, which is 12.5%, or $100 million. So it’s $100 million of the $200 million, so you can extrapolate there what the additional would be.

The second thing is commercial. And the way that we have categorized those is we put them into three categories. The first one is what we call bundling. The second one is something that we focus on around here a lot, which is demand pull. And the third is export expertise.

So kind of going back to this bundling concept, an example of that would be that we could bundle NGL and crude services working with a single customer, say in the Permian or the midcontinent or the DJ Basins, that actually creates value for the customer. It’s more of a one stop shop demand pull. We’re always looking for ways to create more demand pull for NGL products, and we believe this acquisition expands those opportunities for blending and the demand pull of our various NGL products.

And then thirdly, the export expertise. We have talked a lot about exporting liquid products. That’s something that Magellan does currently and we think that this expertise is going to pay long term benefits to our liquids products, along with continued long term benefits to the assets that we’re acquiring.

We do believe long term globally that these products are still going to be in high demand, because of increased population growth and the fact that there’s a continued demand for a higher standard of living across the world, and that’s going to support that demand.

I’ll give you just one expertise. All of these things can create more opportunity to move volume through our system. So think about it this way, for every 100,000 barrels of additional product we can move through these combined systems at say $0.05 per gallon, that’s an additional $75 million. So we do believe that the commercial opportunities are what’s going to drive the synergies from $200 million to the higher numbers. Hope that helps.

Michael Blum

Thank you.

Operator

And our next question will come from Theresa Chen with Barclays. Please go ahead with your question.

Theresa Chen

Thank you for taking my questions. Pierce, I wanted to ask about the export piece, long term benefits contributing to that other 100 to 300 of your total synergies. Does this mean that you will be using MMPC ship [ph] channels to get into the NGL LPG exports? And what are the costs of doing that?

Pierce Norton

Well, you’re asking a very detailed question, Theresa, that we’re going to be considering all of those kinds of things. But at this point, we’re not necessarily breaking it down as to exactly how they would be used. But we believe the expertise that Magellan employees brings to the table is what’s going to unlock whatever opportunities we execute on.

Theresa Chen

Okay. And if you could just give a little bit more color just from a high level on the pull piece, I understand that now you can blend your own captive produced butane into the gasoline stream, but for the other NGL products, how does this acquisition enhance the demand pull opportunities?

Pierce Norton

Well, again, it’s partially on the butane side, and we’ll be looking at other opportunities to do other things in the future.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Theresa Chen

Thank you.

Operator

And the next question will come from Spiro Dounis with Citi. Please go ahead with your question.

Spiro Dounis

Thanks, operator. Good morning, guys. First question on capital return, one of the big investment theses behind Magellan was this sort of robust capital return story; big large yields, somewhat aggressive buyback program. You all have been sort of less aggressive on the buyback side historically. I’m just wondering, could this deal maybe augment your approach longer term wealth? I know you mentioned, delivering over the next few years, it sounds like that’s a priority, but just any sort of sense of how this might change your capital return thesis.

Aaron Milford

Thanks, Spiro. Well, it definitely opens up lots of opportunities for us. Yes, we will, in the early stages, be using some of the free cash flow to get our debt metrics back towards that 3.5 aspirational area. But clearly as we go forward, we have room for strong capital investment and growth opportunities, continuing to grow the dividend, and there will likely be opportunities to look further into share repurchases as well.

Spiro Dounis

Got it. Second, one, more of a housekeeping, should be quick one, and sorry if you mentioned it, but was this a negotiated deal, or part of a more formal sales process?

Pierce Norton

You know, what you’re going to see, we’ll be following all of those details in the proxy statement. So I’m going to really refer you to when that proxy statement comes out, I’d encourage everybody to read it, and they’re going to get the full history of this deal in the proxy statement.

Operator

And our next question will come from Brian Reynolds with UBS. Please go ahead with your question.

Brian Reynolds

Hi, good morning, everyone. Pierce, ONEOK has discussed at length over the past few months its intention to diversify away the base business. There were likely many options that management and the board considered in this diversification strategy. So curious if you could perhaps discuss perhaps some of the other paths that were considered and why Magellan was perhaps the best option over a longer term horizon versus perhaps organic growth or value M&A, like we’ve seen recently within the space? Thanks.

Pierce Norton

Well, I will start by saying, when we talk about diversifying away from some of the other businesses that we have, that does not mean that we’re not going to continue to be very focused on those base businesses. We just look at this as adding two more base businesses to our organization. And again, as far as the strategies and all the stuff that were considered, I’d point you to the proxy and all that will be discussed as the history of that unfolded.

Brian Reynolds

Great. I’ll leave it there. Thanks.

Pierce Norton

Thank you.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Operator

And our next question comes from Jeremy Tonet with JP Morgan. Please go ahead with your question.

Jeremy Tonet

Hi. Good morning.

Pierce Norton

Good morning, Jeremy.

Jeremy Tonet

I just wanted to see as far as potential future synergies are concerned if you might be able to speak to the potential for conversion of existing assets, if you see that as something that can be meaningful here, such as converting, I guess, Houston pipes to maybe service LPG movements towards the ship channel or anything along those lines?

Pierce Norton

I’d point you back to my earlier comments on that, Jeremy, is that it’s just about the things that we actually talked about, which is bundling services, those kinds of things. It’s not necessarily talking at this point about converting this or that. It’s simply by if we do find some additional capacity to move certain things and products, then that’s kind of the magnitude that I would look at is in that for every 100,000 barrels a day, then it’s about $75 million, without getting into the details of what products might be moving on what pipes.

Jeremy Tonet

Got it. I’ll leave it there. Thank you.

Pierce Norton

Thank you.

Operator

And our next question will come from Harry Mateer with Barclays. Please go ahead with your question.

Harry Mateer

Good morning. Walt, you mentioned deleveraging, but can you talk a little bit more about just where debt reduction sits in the capital allocation priority waterfall the next couple years? And then how much of your four times leverage guide next year and then three and a half times in ‘26 hinges on gross debt reduction versus EBITDA growth?

Walt Hulse

Harry, I think that clearly, we reestablished our 3.5 times aspirational out of the box, so debt metrics are a key focus for us as they have been in the past. We spoke to all three rating agencies prior to the transaction. They’ll speak for themselves here going forward. But generally, we think from a credit standpoint this is going to be a very positive transaction given the increased scale and diversity of these five businesses together. We think that we’ll have plenty of opportunity to enhance that credit rating.

We’re not going to get into the specifics of debt pay down or EBITDA growth on an exact basis, but I would just point you to the fact that in this year of 2023, we will have paid off $900 million of debt through free cash flow.

Harry Mateer

Thanks. And then just a follow up. Historically, the company has worked to mitigate or eliminate structural subordination in the capital structure around big transactions. Should we look for something similar here with the Magellan debt, whether that’s by cross guarantees or some sort of exchange?

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Walt Hulse

Yes, I think you can assume that the same structure that we used in the ONEOK Partners will be put in this so that all of the debt is expected to be equal and pari passu.

Operator

And our next question will come from Jean Ann Salisbury with Bernstein. Please go ahead with your question.

Jean Ann Salisbury

Hi, good morning. Just another follow-up on the sort of bundling commercial synergy of NGL increased services. I think you all have a monopoly effectively on NGL’s out of the Bakken in Oklahoma. So I guess I just wanted to confirm that the right way to think about it is to gain market share in the Permian on your NGL pipes primarily. And if you could just remind us how much space is left on West Texas LPG and if that can be expanded.

Pierce Norton

Well, a couple things. This is about creating value for the customer. So to the extent no matter where that is, it doesn’t matter if it’s in the midcontinent or the DJ Basin, as related to this particular aspect, it’s being able to say not only can we address your needs to move your NGLs out of those areas, but we can also address the needs of your crude. So it’s a simplification process for them that they don’t have to meet with multiple people that we can provide the needs there.

We talked at length about our West Texas NGL pipe and how we have slowly and steadily put incremental capacity on that line, and that we even talked recently on our call about whether or not we’re looking at kind of completing the full looping of that NGL line out of there. So, we’ve always looked at expanding our NGL capabilities out of that basin and we’re going to continue to look at that.

Jean Ann Salisbury

Thank you.

Operator

And our next question will come from Tristan Richardson with Scotia Bank. Please go ahead with your question.

Tristan Richardson

Good morning, guys. Pierce, just curious if you could talk at a very high level about the scale of the long term project unlocked you see. You noted the combination project opportunities not available to either party previously, and appreciate the comments on sort of the three nodes around commercial synergies, but maybe even beyond just sort of the commercial synergies disclosed in the dollar amount, but just long term sort of scale project unlocked, is this a several multiyear investment? Just any comment there.

Pierce Norton

My comment there was scale does matter I think going into the future, especially going into wherever energy is going, the more assets you have, the more scale you have, the more scope you have is going to provide flexibility to us. And it’s going to provide flexibility for the customers that we serve.

If you step back just a minute and you look at what do we do today? What we do today is we move energy products that basically meet the customers’ needs for electric generation, industrial use, commercial use, residential use. But what this does in tomorrow’s portfolio is you keep that particular aspect of our company of meeting those customers’ needs, but you also have now introduced what, and I really like Magellan’s tagline here is that we move energy that moves America. And so we now have got into the aspect of energy consumption that meets the customers’ needs to transport people, transport goods, whether or not that’s over the road, or whether or not that’s in the air. And so I think this is a completion process; it completes us being in assets that meet the energy needs not only this nation, but we think that future energy needs even around the world.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Tristan Richardson

Thanks, Pierce.

Operator

And our next question will come from Elvira Scotto with RBC Capital Markets. Please go ahead.

Elvira Scotto

Good morning, everyone. Can you talk a little bit about maybe at a high level how you determined the purchase price for this acquisition?

Pierce Norton

I’ll point you back again to the proxy statement, and you’ll find out that whole information when you read the proxy.

Elvira Scotto

Okay, great. And I guess just my next question is on the leverage and hitting your targets that you mentioned over the next couple of years, what does that bake in? Is that predicated on hitting that $200 million of synergies or do you need to hit higher than that?

Walt Hulse

No, all of our analysis has been based on the $200 million of synergies. So to the extent that we are successful in achieving the higher number that we’re going to be focused on, that will just accelerate all aspects of free cash flow.

Operator

And our next question will come from Selman Akyol with Stifel. Please go ahead with your question.

Selman Akyol

Thank you. Good morning. In your opening comments, Pierce, you talked about five transactions in the last 20 years, you looked through the lens of what is next and then you talked about organic growth from there. So following up a little bit on Tristan’s question, can you talk about where you see opportunities to invest at? And then from there, you guys also mentioned hydrogen, but I haven’t heard any of your follow up comments, so wondering if you could comment on that as well. Thank you.

Pierce Norton

Sure. So what I mean by what’s next is if you look back at those transactions, I was just talking to some employees in in the Williston Basin over the last couple of weeks, and I actually had worked in that area with a different company back in the kind of 1998 timeframe, and at the time the volume moving through the Williston Basin assets that we now own today was around 60 million cubic feet a day. Today, we’re kind of just short of the 1.5 billion cubic feet a day. I don’t necessarily think that when ONEOK bought those assets that they foresaw have that kind of growth.

And so when I say “what’s next” it’s giving the opportunity to participate in whatever comes next. When we bought the NGL pipes, I don’t think we necessarily foresaw pipe stretching all the way from the Canadian border to the Texas Gulf. So when you have assets and you have great people come great opportunities. And so that’s what I really mean by when I say what’s next.

As far as hydrogen and the other NGL products, renewable fuels, those kinds of things that can move through these things, the future is going to determine that. It’s going to be determined by what the customers are desiring, and what is the cost. But, having these two companies’ combined, sets us up for that opportunity.

Selman Akyol

Great. Thank you.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern

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Operator

And our next question will come from Neil Dingmann with Truist. Please go ahead with your question.

Jake Neva

Hi, this is Jake Neva on for Neil. Thanks for the question. Just one for me. Would this deal, would you guys consider selling assets now that may be considered non-core? And if so, would you mind just digging a bit into that? Thank you.

Pierce Norton

You know, the answer is we’d consider anything. We consider, again, like I said, intentional and disciplined. The same thing applies on any sort of divestiture of any sort of assets. That’s all about being intentional and disciplined, but that’s not factored into this transaction.

CONCLUSION

Operator

And this concludes our question and answer session. I’d like to turn the conference back over to Andrew Ziola for any closing remarks.

Andrew Ziola

Okay, well, thank you all for joining us this morning. We will be transitioning to employ meetings now. Both of the IR teams will be available throughout the day and the rest of the week for follow ups. Everybody, have a good day. Thank you for your support.

Operator

The conference has now concluded. Thank you very much for attending today’s presentation. You may now disconnect your lines.

ONEOK, Inc.

May 15, 2023 at 8:30 a.m. Eastern